BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Switchboard: +44 (0)20 7496 4000 Central Fax: +44 (0)20 7496 4630 Telex: 888811 BPLDN X G

August 3, 2007 Ms. April Sifford Branch Chief Securities and Exchange Commission 100 F Street NE Washington DC 20549-7010 USA

Re:	BP p.l.c Form 20-F for the Fiscal Year Ended December 31, 2006 Filed March 6, 2007 File No: 001-6262

Dear Ms. Sifford:

Thank you for your letter dated July 26, 2007 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the Fiscal Period Ended December 31, 2006 of BP p.l.c. (the “20-F”) (File No. 001-6262).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

General

1.	We note your response to comment 1 of our June 18, 2007 letter. It is not clear from the disclosure in your 20-F that "BP conducts or has conducted limited marketing, licensing and trading activities and technical studies in certain countries subject to US sanctions, in particular in Iran and with Iranian counterparties . . ." that you conducted Iran-related activities during 2006. Please revise this disclosure in future filings to make clear, if such is the case, that you conducted such activities during the period covered.

Response: In future filings, we will make clear, if such is the case, that BP conducted Iran-related activities during the period covered. We also supplementally advise the Staff that BP’s lubricants sales activities in Cuba, which we referred to in our prior response to comment 1, are conducted through a 50/50 joint venture. This joint venture was entered into by Burmah Castrol and a Cuban company (controlled by the Cuban government) prior to BP’s acquisition of Burmah Castrol which took place in 2000. The joint venture entity maintains a sales and distribution office in Cuba. We do not consider this activity to be material to our investors because, as we indicated in our prior response, sales in Cuba are insignificant, amounting to 0.0045% of total sales and other operating revenues in 2006.

Financial and Operating Performance, page 40

2.	In your response to comment 3 of our letter dated June 18, 2007, you provide further clarification as to the nature of inventory holding gains and losses. You state this information is helpful for investors to understand the Company's underlying performance from year to year. Currently, without further explanation and clarification to investors as to how to use this information, your disclosure of these amounts appears incomplete and confusing. We believe further clarification of the nature of these amounts as you have described in your response would assist a reader in understanding why you believe this information is important and material to investors. In addition to the items discussed in your response, your revised disclosure should also address the basis for computing the "average cost of supplies", the fact that these amounts are not separately reflected in the financial statements as a gain or loss, the reasons for variations in the inventory holding gains and losses from period to period and why you believe this information is important to an investor's understanding of your performance from period to period.

Response: We will provide additional clarification as requested by the Staff in future filings. A copy of our proposed disclosure, to be included under Management’s discussion of Financial Operating Performance, is attached hereto as Appendix A.

Refining and Marketing, page 44

3.	You state in response to comment 4 that you will clarify the amounts disclosed relating to “IFRS fair-value accounting” are non-GAAP measures and provide further explanation as to how the amounts are calculated in future filings. Please provide us with a copy of your proposed disclosure to be included in future filings.

Response: A copy of our proposed disclosure, to be included under Management’s discussion of Financial and Operating Performance in future filings, is attached hereto as Appendix B.

* * *

Very truly yours,

/s/ B.E. Grote
B. E. GROTE

cc:	S. Buskirk (Securities and Exchange Commission) K. Campbell (Sullivan & Cromwell LLP) R. Wilson (Ernst & Young LLP)

Appendix A

Inventory holding gains and losses

Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the year and the cost of sales calculated on the first-in first-out (“FIFO”) method. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based upon the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis and the charge which would arise using average cost of supplies incurred during the period. For this purpose average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the Group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s Management believes it is helpful to disclose this information.

Appendix B

Non-GAAP information on fair value accounting effects

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis, respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

The Gas, Power and Renewables business enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with Management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing Management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impact of fair value accounting effects, relative to Management’s internal measure of performance, is shown in the table below and is non-GAAP information.

For illustrative purposes second quarter 2007 numbers have been included in the table below.

$ million	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
Refining and Marketing	2007	2006	2007	2006

Unrecognized gains (losses) brought forward from
previous period	750	406	157	283
Unrecognized (gains) losses carried forward	(446)	(336)	(446)	(336)

Favourable/(unfavourable) impact relative to
management’s measure of performance	304	70	(289)	(53)

Gas, Power and Renewables
Unrecognized gains (losses) brought forward from
previous period	124	226	155	123
Unrecognized (gains) losses carried forward	(198)	(376)	(198)	(376)

Favourable/(unfavourable) impact relative to
management’s measure of performance	(74)	(150)	(43)	(253)

By region
Refining and Marketing
UK	83	7	(98)	25
Rest of Europe	48	41	(117)	6
US	141	22	(78)	(76)
Rest of World	32	-	4	(8)

	304	70	(289)	(53)

Gas, Power and Renewables
UK	(4)	-	34	36
Rest of Europe	-	-	-	-
US	(71)	(147)	(77)	(264)
Rest of World	1	(3)	-	(25)

	(74)	(150)	(43)	(253)

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Reconciliation of non-GAAP information

$ million	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
Refining and Marketing	2007	2006	2007	2006
Profit before interest and tax adjusted for fair value
accounting effects	3,677	3,422	5,399	5,583
Impact of fair value accounting effects	304	70	(289)	(53)

Profit before interest and tax	3,981	3,492	5,110	5,530

Gas, Power and Renewables
Profit before interest and tax adjusted for fair value
accounting effects	309	613	484	954
Impact of fair value accounting effects	(74)	(150)	(43)	(253)

Profit before interest and tax	235	463	441	701

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